RD 3/27 *



07004713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Williams Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

860 Canal Street
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Williams (203) 353-7670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)


RECEIVED
MAR 2007
151
SECTION

4 Becker Farm	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/28

OATH OR AFFIRMATION

I, David B. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Williams Trading, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA C. ROBINSON
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2011

Notary Public

Signature

MANAGING MEMBER
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Williams Trading, LLC

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries (collectively, the "Company") as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2007

Affiliated Offices Worldwide



WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 2,344,761
Receivables from clearing brokers, including clearing deposits of $384,760	3,140,034
Commissions receivable	2,114,806
Securities owned, at market	2,302,630
Other investments owned, at fair value	150,000
Property and equipment, net	628,515
Other assets	389,445
	$ 11,070,191
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at market	$ 956,710
Accounts payable and accrued expenses	2,735,782
Total liabilities	3,692,492
Minority interest	362,682
Member's equity	7,015,017
	$ 11,070,191

See accompanying notes to consolidated financial statements.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business

Williams Trading, LLC (the "Company") is a New York limited liability company, which was formed in July 1997 and commenced operations in March 1998 when the Company was approved as a broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Coast Exchange (PCX), and the NASDAQ exchange. The Company executes trades with or on behalf of, and earns commissions from, managers of private investment funds ("clients"). At December 31, 2006, the Company had approximately 125 clients, of which two account for approximately 33% of the Company's commissions earned for the year ended December 31, 2006. The Company also conducts trading activity for its own account.

Williams Helo, LLC is a wholly-owned subsidiary of Williams Trading, LLC which is an entity that owns a share of a helicopter.

Williams Trading (UK) Limited ("Williams UK") is a wholly-owned subsidiary of Williams Trading, LLC which is an entity that is a majority owner of Williams Trading Europe, LLP ("Williams Europe"). Williams UK owns 77.6% of Williams Europe, a registered broker-dealer with the Financial Services Authority ("FSA") located in the United Kingdom. Williams Europe commenced operations March 13, 2006 as an out-source trading solution for managers of private investment funds. The members of Williams Europe comprising the 22.4% not owned by Williams Trading, LLC contributed $221,356 (£113,000) during 2006 for membership interests in Williams Europe.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Williams Trading, LLC, Williams Helo, LLC, Williams Trading (UK) Limited, and Williams Trading Europe, LLP. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Market

Securities owned and securities sold, not yet purchased, which consist of equity securities, corporate bonds, and options are valued at market and unrealized gains and losses are reflected in revenues.

Other Investments Owned, at Fair Value

Other investments, which consist of equity investments in two private companies ($150,000), are valued at fair value as determined in good faith by the Member. Because of the inherent uncertainty of valuation of these investments, the estimated value may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	3-5 Years	Straight-line
Telecommunication and other equipment	3-5 Years	Straight-line
Computer hardware and software	3-5 Years	Straight-line
Leasehold improvements	Lease Term	Straight-line
Helicopter share	5 Years	Straight-line

Foreign Currency Conversion

Foreign currency transactions and the financial statements of Williams Trading, LLC's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a separate component of member's equity. The annual currency translation adjustment increased member's equity by $284,000 at December 31, 2006.

Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in member's equity. SFAS No. 130 requires the components of other comprehensive income, such as changes in foreign currency translation adjustments, to be added to net income to arrive at comprehensive income. Other comprehensive income items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

The Company is a limited liability company and has made an election to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the individual Member reports the Company's income or loss on his personal income tax returns. Williams UK is subject to corporation tax at the rate of 30%.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased, at market, at December 31, 2006 are as follows:

	Securities Owned	Securities Sold, not yet Purchased
Equity securities	$ 1,358,955	$ 910,122
Corporate bonds	937,425	
Options	6,250	46,588
	$ 2,302,630	$ 956,710

4. Property and equipment

Property and equipment consist of the following at December 31, 2006:

Furniture and fixtures	$ 241,266
Telecommunication and other equipment	299,248
Computer hardware and software	515,716
Leasehold improvements	434,820
Helicopter share	175,000
	1,666,050
Less accumulated depreciation and amortization	1,037,535
	$ 628,515

5. Related party transaction

In January 2006, the Company issued an unsecured loan to a member of Williams Europe. The loan in the amount of $215,000 (£110,000), bears interest at the UK bank rate plus 2% (7% at December 31, 2006) and requires principal payments of £22,000 annually. At December 31, 2006, approximately $230,000 is due from the loan and is included in other assets in the consolidated statement of financial condition.

6. Commitments and contingencies

The Company is obligated under an operating lease agreement for office space, which expires on November 19, 2012, and provides for approximate future minimum rental payments as follows:

Year ending December 31,	
2007	$ 366,000
2008	388,000
2009	388,000
2010	388,000
2011	388,000
Thereafter	356,000
	$ 2,274,000

The lease contains provisions for rent escalation based on operating costs incurred by the lessor.

The Company has a partial sub-lease arrangement for a portion of their office space. The Company received approximately $116,000 in connection with this arrangement during 2006.

Williams Europe rents office space under a Tenancy at Will agreement. The agreement calls for monthly rental payments determined at the daily rate of £150 or approximately $98,000 for the year ending December 31, 2006.

For the year ended December 31, 2006, rent expense, net of amounts received under the sub-lease arrangement and including escalation charges, was approximately $367,000.

Effective May 16, 2002, the Company entered into a settlement agreement with one of the Company's former members that stipulated that 10% of the net income, as defined, earned by the Company for the period May 16, 2002 through December 31, 2006 (as amended) will be paid to the former member on a quarterly basis. The company recorded an expense of approximately $931,000 for the year ended December 31, 2006 and accounts payable and accrued expenses includes approximately $246,000 related to this agreement in the consolidated statement of financial condition.

Included in principal transactions in the consolidated statement of operations is an approximate $1.1 million gain recognized under a Settlement and Release Agreement related to the sale of the Company's membership interest in an equity investment.

7. Net capital requirement

Williams Trading, LLC is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, Williams Trading, LLC's net capital was approximately $1,944,000, which was approximately $1,694,000 in excess of its minimum requirement of $250,000.

8. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2006, all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relate to cash balances on deposit and $384,760 in aggregate required by the clearing brokers to be maintained on deposit.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large New York Stock Exchange or National Association of Securities Dealers member firms and through a variety of reporting and control procedures.

The Company periodically maintains cash balances in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $100,000. Management does not anticipate any material losses as a result of this concentration

9. Retirement plan

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees that may make voluntary contributions to the Plan which cannot exceed $15,000 per annum. Company contributions to the Plan are at the discretion of management. The Company contributed approximately $406,000 to the Plan during the year, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition at December 31, 2006.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The Company does maintain a "Special Reserve Bank Account" for purposes of commission recapture and soft dollar arrangements.

11. Subsequent event

The Company's member withdrew $2,000,000 in February 2007.

END